Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com
Elizabeth A. Ising Direct: +1 202.955.8287 Fax: +1 202.530.9631 Eising@gibsondunn.com Client: 05417-00001

May 7, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.

Definitive Additional Materials

Filed May 2, 2012 and May 3, 2012

File No. 001-34419

Dear Ms. Duru:

On behalf of AOL Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 4, 2012, setting forth comments to the Definitive Additional Materials filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 2, 2012 and May 3, 2012.

Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

1. Please ensure that each statement or assertion of opinion or belief set forth in your soliciting material is characterized as such, and that a reasonable basis for each such opinion or belief exists. Throughout your additional soliciting materials, you have not consistently characterized your assertions of opinion as such. For example, in future soliciting materials, state clearly as your opinion:

•	assertions that your “strategy has positioned the company to succeed in a digital landscape…,”;

•	characterizations that Starboard is an “activist” investor, “self-interested” and/or “value-destructive…”; and,

•	statements that Starboard’s strategy is “misguided”.

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that it will address this comment in future soliciting materials.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

May 7, 2012

2. Further to our comment above, support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion and/or which require supplemental information and further disclosure to support your belief or opinion:

•	AOL.com, The Huffington Post, Moviefone, DailyFinance, Stylelist, Engadget and TechCrunch are “key destination brands…,” (emphasis added); and,

•	Patch is a “high-growth” area (emphasis added).

Where the basis of support is other documents, such as the BIA/Kelsey report from March 2012 to which you refer, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that it will address this comment in future soliciting materials.

3. You disclose without qualification that your “strategy is working, has created significant stockholder value, and will create even more stockholder value…” (emphasis added). Please remove the predictive portion of this statement in future filings as the basis for your opinion is not apparent. Alternatively, provide us with supplemental support for your assertion and confirm that if a statement such as this is included in future filings, you will appropriately balance your disclosure by acknowledging that future results are not assured. Refer generally to Rule 14a-9 (a).

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that in future filings it will either (a) remove the predictive portion of the statement in question or (b) provide the Staff with supplemental support for the assertion and appropriately balance the disclosure by acknowledging that future results are not assured.

4. Refer to the header “Protect your investment…”. Please remove this header in future filings and avoid using captions that imply that shareholders’ investments, as a matter of fact, will be protected by voting for your nominees. Refer generally to Rule 14a-9.

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the Company will remove this header in future filings and also avoid using captions that imply that shareholders’ investments, as a matter of fact, will be protected by voting for the Company’s nominees.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

May 7, 2012

5. We refer generally to Note (b) to Rule 14a-9(a). In future filings, please refrain from making assertions that directly or indirectly impugn the character, integrity or reputation of Starboard participants. We note for example, assertions that characterize Starboard’s campaign as “disingenuous”, “destructive” and/or “misleading.”

The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that, in future filings, the Company will refrain from making assertions that directly or indirectly impugn the character, integrity or reputation of Starboard participants without disclosing to the Staff on a supplemental basis a factual foundation for such claims.

*****

Please do not hesitate to contact the undersigned at the number listed above with any questions.

Sincerely,

/s/ Elizabeth A. Ising

Elizabeth A. Ising, Esq.

cc:	Jan Woo, Esq., Attorney-Advisor, Securities and Exchange Commission

Damien Atkins, Esq., AOL Inc.

Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP

David E. Shapiro, Esq., Wachtell, Lipton, Rosen & Katz